SUBSCRIPTION AGREEMENT

To: Gold + Bern LLC
        17412 Ventura Blvd. #676
        Encino, CA 91316

Ladies and Gentlemen:

SPV – ABC Recess LLC ("**Investor**") hereby subscribes for the number and dollar amount ("**Subscription Amount**") of Securities (defined below), of Gold + Bern LLC, a California limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to $1,200,000 in simple agreements for future equity (the "**Securities**") in increments of $1.00, pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**").

NOW, THEREFORE, it is agreed as follows:

1. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. Concurrent with the execution hereof, the Investor authorizes North Capital Private Securities Corp., as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Securities to such other Investors. The sale of Securities to such other Investors and this sale of the Securities shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has

raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Securities in exchange for his or her or its investment. Securities will be issued in book entry form.

E. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

2. The Investor hereby represents and warrants that each of its members met the following criteria when they purchased membership interests in the Investor is: the member was a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredit Investor.

3. The Investor hereby further represents, warrants, acknowledges and agrees as follows, which representations and warranties will be true and correct as of Investor's Closing Date:

A. The information provided by the Investor to the Company via this Subscription Agreement and its exhibits, schedules or appendices, or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign

exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Securities. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing Shareholders, directors, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

i. The Securities are a speculative investment and involve a substantial degree of risk;

ii. The Company does not have a significant financial or operating history;

iii. The Securities are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

iv. Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

K. The Investor represents and warrants that (i) the Securities are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Securities are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

L. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

M. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

N. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

O. Investor acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Securities on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Securities. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Securities. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities. Investor further understands and agrees that the Securities may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. This provision will survive closing or termination of this Subscription Agreement.

P. ERISA Considerations. Subscriber represents and warrants that the Subscriber is either:

(i) Purchasing the Securities with funds that constitute the assets of one or more of the following:

(a)   an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to Title I of ERISA;

(b)   an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor;

(c)   a plan that is subject to Section 4975 of the Code (including an individual retirement account);

(d)   an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or

(e)   an entity that (a) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (b) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(ii)   Not purchasing the Securities with funds that constitute the assets of any of the entities or plans described in this Section 4(m)(1).

5. Investor has accurately answered all questions on and completed the signature page hereto and all other exhibits, appendices and schedules included herewith, each made a part hereof by reference.

6. Investor agrees that the Company's manager may rely on the representations and warranties and other information provided by Investor.

7. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(D) hereof, which shall remain in force and effect.

8. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

9. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a limited liability company under the laws of the State of California and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

C. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

10. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

11. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

M. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record- keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

N. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of California as applied to contracts executed in and performed wholly within the State of California, without reference to principles of conflict of laws.

O. IN ANY DISPUTE WITH THE COMPANY, INVESTOR AND THE COMPANY AGREE TO WAIVE THE RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury. This provision will not apply to claims under the Securities Act or Exchange At.

[**EXECUTION PAGE FOLLOWS**]

GOLD + BERN LLC
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Shares of Gold + Bern LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.

_____
Date

$_____
Subscription Amount

_____
No. of Shares

_____   _____
Name of Investor (Person or Entity)   Name of Joint Investor (if any)

_____   _____
Signature   Additional Signature (if necessary)

_____   _____
Title (if Investor not a natural person)   Title (if necessary)

ACCEPTANCE

The foregoing subscription is hereby accepted this ___ day of _____,
20_____.

The Subscription in Amount of $ _____ is accepted for _____ Shares

_____   _____
Name of Authorized Agent   Signature of Authorized Agent

ACCREDITED INVESTOR CERTIFICATE

The Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria:

PLEASE INITIAL EACH APPLICABLE STATEMENT BELOW

1. _____ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the investor's spouse or spousal equivalent, exceeds $1,000,000. Net worth for this purpose means the difference between total assets and total liabilities, excluding positive equity in the investor's principal residence, but reduced by (1) any additional indebtedness secured by the investor's principal residence incurred within the 60 days prior to his/her purchase of Shares (other than debt incurred as a result of the acquisition of the primary residence) and (2) any negative equity in the investor's principal residence. Assets need not be held jointly to be included in the calculation of net worth, nor do the securities need to be purchased jointly.

2. _____ The Investor is a natural person (individual) who had an individual income in excess of $200,000 (or joint income with the investor's spouse or spousal equivalent in excess of $300,000) in each of the two previous years and who reasonably expects a gross income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) this year.

3. _____ The Investor is a director or executive officer, or manager of the Company.

4. _____ The Investor is an entity as to which all the equity owners are accredited investors.

5. _____ The Investor is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D of the Securities Act.

6. _____ The Investor is an organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

7. _____ The Investor is either (i) a bank or any savings and loan association or other institution acting in its individual or fiduciary capacity; (ii) a broker or dealer; (iii) a registered investment adviser or investment adviser relying on the exemption from registering under the Investment Advisers Act of 1940; (iv) an insurance company; (v) an investment company or a business development company under the 1940 Act or a private business development company under the 1940 Act; (vi) a Small Business Investment Company licensed by the U.S. Small Business Administration; (vii) a Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act; or (viii) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, registered investment adviser, or an employee benefit plan whose total assets are in excess of $5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors.

8. _____ The Investor is an entity not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

9. _____ The Investor is a natural person holding in good standing a Series 7, 65, or 82 license or one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status. The professional certifications or designations or credentials currently recognized by the SEC as satisfying the above criteria will be posted on its website.

10. _____ The Investor is a "family office" as defined in the Investment Advisers Act of 1940 and (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or a "family client" of such family office whose prospective investment is directed by such family office.

INVESTOR INFORMATION QUESTIONNAIRE

The Investor warrants that the following information is true and correct, and the Company may rely on the following information in deciding whether to accept Investor's subscription.

EITHER (i) The Investor is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth above in the Accredited Investor Certificate attached hereto: ☐

OR (ii) The Subscription Amount on the Signature Page hereto (together with any previous investments in the Shares pursuant to this offering) does not exceed 10% of the greater of the Investor's net worth or annual income for all investments in this offering. ☐

In calculating your net worth: (i) your primary residence shall not be included as an asset; (ii) indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of entering into this Subscription Agreement exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by your primary residence in excess of the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement shall be included as a liability.

Complete the following for each Investor (include joint-holder if applicable)

Name: _____

Address: _____

Phone Number: _____

Email: _____

Taxpayer ID No.: _____ Date of Birth: _____

Driver's License State: _____ DL No.: _____

If Investor is an entity, please complete the following:

NOTE: REPRESENTATIVES OF ENTITIES WHO WILL BE RESPONSIBLE FOR MAKING THE DECISION TO PURCHASE THE SECURITIES MUST <u>EACH</u> COMPLETE THE ABOVE INVESTOR INFORMATION.

Type of Entity: _____ State of Formation:_____

Date of Formation: _____ Number of Equity Owners: _____

If Investor is a trust or an estate, please complete the following:

NOTE: <u>EACH</u> TRUSTEE OR EXECUTOR MUST COMPLETE THE ABOVE QUESTIONNAIRE.

Type of Entity: ☐ Trust   ☐ Estate   /   ☐ Revocable   ☐ Irrevocable

Date of Formation: _____ Number of Beneficiaries: _____

<u>Check this box if the securities will be held in a custodial account:</u> ☐

Type of account:

Name of account provider:

Address of account provider:

SUBSCRIPTION AGREEMENT

To: SPV – ABC Recess LLC
        17412 Ventura Blvd. #676
        Encino, CA 91316

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the number and dollar amount ("**Subscription Amount**") of Interests (defined below), of SPV – ABC Recess LLC, a Wyoming limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 1,200,000 membership interests (the "**Interests**") at a price of $1.00 per Interest, pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**").

NOW, THEREFORE, it is agreed as follows:

1. The Interests will be held by the Investor as indicated on the signature page hereto (e.g. individual, corporation, custodial account, community property, etc.).

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. Concurrent with the execution hereof, the Investor authorizes North Capital Private Securities Corp., as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Interests to such other Investors. The sale of Interests to such other Investors and this sale of the Interests shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has

raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Interests in exchange for his or her or its investment. Interests will be issued in book entry form.

E. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.
iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows, which representations and warranties will be true and correct as of Investor's Closing Date:

A. The information provided by the Investor to the Company via this Subscription Agreement and its exhibits, schedules or appendices, or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Interests or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Interests, (ii) any foreign

exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Interests. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Interests will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Interests. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing Shareholders, directors, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

    i.   The Interests are a speculative investment and involve a substantial degree of risk;

    ii.   The Company does not have a significant financial or operating history;

    iii.   The Interests are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

    iv.   Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

K. The Investor represents and warrants that (i) the Interests are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Interests are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

L. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

M. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

N. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

O. Investor acknowledges and agrees that there is no ready public market for the Interests and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Interests on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Interests. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Interests. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Interests. Investor further understands and agrees that the Interests may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. This provision will survive closing or termination of this Subscription Agreement.

P. ERISA Considerations. Subscriber represents and warrants that the Subscriber is either:

(i) Purchasing the Interests with funds that constitute the assets of one or more of the following:

(a)   an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to Title I of ERISA;

(b)   an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor;

(c)   a plan that is subject to Section 4975 of the Code (including an individual retirement account);

(d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or

(e) an entity that (a) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (b) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(ii) Not purchasing the Interests with funds that constitute the assets of any of the entities or plans described in this Section 4(m)(1).

5. Investor has accurately answered all questions on and completed the signature page hereto and all other exhibits, appendices and schedules included herewith, each made a part hereof by reference.

6. Investor agrees that the Company's manager may rely on the representations and warranties and other information provided by Investor.

7. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Interests (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(D) hereof, which shall remain in force and effect.

8. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

9. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a limited liability company under the laws of the State of Wyoming and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

C. The Interests, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

10. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

11. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

M. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record- keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

N. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Wyoming as applied to contracts executed in and performed wholly within the State of Wyoming, without reference to principles of conflict of laws.

O. IN ANY DISPUTE WITH THE COMPANY, INVESTOR AND THE COMPANY AGREE TO WAIVE THE RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury. This provision will not apply to claims under the Securities Act or Exchange At.

[**EXECUTION PAGE FOLLOWS**]

SPV – ABC RECESS LLC
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Shares of SPV – ABC Recess LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.

_____
Date

$_____
Subscription Amount

_____
No. of Shares

_____   _____
Name of Investor (Person or Entity)   Name of Joint Investor (if any)

_____   _____
Signature   Additional Signature (if necessary)

_____   _____
Title (if Investor not a natural person)   Title (if necessary)

ACCEPTANCE

The foregoing subscription is hereby accepted this ___ day of _____,
20_____.

The Subscription in Amount of $ _____ is accepted for _____ Shares

_____   _____
Name of Authorized Agent   Signature of Authorized Agent

ACCREDITED INVESTOR CERTIFICATE

The Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria:

PLEASE INITIAL EACH APPLICABLE STATEMENT BELOW

1. _____ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the investor's spouse or spousal equivalent, exceeds $1,000,000. Net worth for this purpose means the difference between total assets and total liabilities, excluding positive equity in the investor's principal residence, but reduced by (1) any additional indebtedness secured by the investor's principal residence incurred within the 60 days prior to his/her purchase of Shares (other than debt incurred as a result of the acquisition of the primary residence) and (2) any negative equity in the investor's principal residence. Assets need not be held jointly to be included in the calculation of net worth, nor do the securities need to be purchased jointly.

2. _____ The Investor is a natural person (individual) who had an individual income in excess of $200,000 (or joint income with the investor's spouse or spousal equivalent in excess of $300,000) in each of the two previous years and who reasonably expects a gross income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) this year.

3. _____ The Investor is a director or executive officer, or manager of the Company.

4. _____ The Investor is an entity as to which all the equity owners are accredited investors.

5. _____ The Investor is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D of the Securities Act.

6. _____ The Investor is an organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

7. _____ The Investor is either (i) a bank or any savings and loan association or other institution acting in its individual or fiduciary capacity; (ii) a broker or dealer; (iii) a registered investment adviser or investment adviser relying on the exemption from registering under the Investment Advisers Act of 1940; (iv) an insurance company; (v) an investment company or a business development company under the 1940 Act or a private business development company under the 1940 Act; (vi) a Small Business Investment Company licensed by the U.S. Small Business Administration; (vii) a Rural Business Investment Company as defined in the Consolidated Farm and Rural Development Act; or (viii) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company, registered investment adviser, or an employee benefit plan whose total assets are in excess of $5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors.

8. _____ The Investor is an entity not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

9. _____ The Investor is a natural person holding in good standing a Series 7, 65, or 82 license or one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status. The professional certifications or designations or credentials currently recognized by the SEC as satisfying the above criteria will be posted on its website.

10. _____ The Investor is a "family office" as defined in the Investment Advisers Act of 1940 and (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or a "family client" of such family office whose prospective investment is directed by such family office.

INVESTOR INFORMATION QUESTIONNAIRE

The Investor warrants that the following information is true and correct, and the Company may rely on the following information in deciding whether to accept Investor's subscription.

EITHER (i) The Investor is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth above in the Accredited Investor Certificate attached hereto: ☐

OR (ii) The Subscription Amount on the Signature Page hereto (together with any previous investments in the Shares pursuant to this offering) does not exceed 10% of the greater of the Investor's net worth or annual income for all investments in this offering. ☐

In calculating your net worth: (i) your primary residence shall not be included as an asset; (ii) indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of entering into this Subscription Agreement exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by your primary residence in excess of the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement shall be included as a liability.

Complete the following for each Investor (include joint-holder if applicable)

Name: _____

Address: _____

Phone Number: _____

Email: _____

Taxpayer ID No.: _____ Date of Birth: _____

Driver's License State: _____ DL No.: _____

If Investor is an entity, please complete the following:

NOTE: REPRESENTATIVES OF ENTITIES WHO WILL BE RESPONSIBLE FOR MAKING THE DECISION TO PURCHASE THE SECURITIES MUST <u>EACH</u> COMPLETE THE ABOVE INVESTOR INFORMATION.

Type of Entity: _____ State of Formation: _____

Date of Formation: _____ Number of Equity Owners: _____

If Investor is a trust or an estate, please complete the following:

NOTE: <u>EACH</u> TRUSTEE OR EXECUTOR MUST COMPLETE THE ABOVE QUESTIONNAIRE.

Type of Entity: ☐ Trust   ☐ Estate   /   ☐ Revocable   ☐ Irrevocable

Date of Formation: _____ Number of Beneficiaries: _____

<u>Check this box if the securities will be held in a custodial account:</u> ☐

Type of account:

Name of account provider:

Address of account provider: